Exhibit 99.7

Suite 500 – 2 Toronto Street Toronto, Ontario M5C 2B6 Tel: 416 214 2810 Fax: 416 214 2727 investorinfo@energyfuels.com www.energyfuels.com

Energy Fuels Announces Acquisition of Key Uranium and
Vanadium Property in Utah’s Sage Plain District

Toronto, Ontario – October 17, 2011

Energy Fuels Inc. (TSX-EFR) (“Energy Fuels” or the “Company”) announced today that the Company purchased a 20-year mining lease (the “Skidmore Lease”) in southeast Utah’s Sage Plain District from privately held Nuclear Energy Corporation for US$1,500,702. With this acquisition, Energy Fuels has assembled sufficient contiguous historical resource acreage to begin permitting a uranium/vanadium mine in the Uravan Mineral Belt with Utah’s Department of Oil, Gas, and Minerals. This has the potential to be the third mine permitted to feed Energy Fuels’ proposed Piñon Ridge Uranium and Vanadium Mill near Naturita, Colorado, supplementing future production from the already permitted Whirlwind Mine near Gateway, Colorado, and the Energy Queen Mine near La Sal, Utah.

Consideration of US$500,000 is payable at closing with the balance due in equal interest-free installments over the next four years. The Skidmore Lease is located on approximately 709-acres in San Juan County, Utah, and includes large portions of the historic Calliham Mine. It is also adjacent to the Calliham Lease, the Crain Lease, the Sage Properties, and other mining claims already owned or controlled by Energy Fuels through Colorado Plateau Partners, LLC, (“CPP”), a 50/50 joint venture joint venture of Energy Fuels and Lynx-Royal JV, LLC (“Lynx-Royal”).

Energy Fuels intends to assign the Skidmore Lease to CPP, in exchange for Lynx-Royal paying US$250,000 to Energy Fuels, reducing Energy Fuels’ current net expenditure on the Skidmore property to US$250,000. In addition, the CPP joint venture will assume 100% of future monetary obligations for the purchase. As the contractual operator of any mines developed by CPP, Energy Fuels will receive all production from this property as feed for the Piñon Ridge Mill.

The Skidmore Lease currently contains 184,000 tons of historic uranium and vanadium resources at grades of 0.20% eU3O8 (729,000 lbs.) and 1.11% V2O5 (4,072,400 lbs.). These historic estimates are categorized as “mineable” in a 1994 report by Umetco Minerals Corporation (“Umetco”), successor to Union Carbide Corporation, prepared after the most recent mining occurred on the property. The report categorizes an additional 50,000 tons of uranium and vanadium resources on the Skidmore Lease as “potential” at grades of 0.18% eU3O8 (192,000 lbs.) and 1.26% V2O5 (1,266,000 lbs.).

This same 1994 Umetco report states that the Skidmore, Crain, Calliham, Sage, and other nearby properties, collectively referred to as the “Sage Plain Project Area” by Energy Fuels, which is all owned or controlled by the Company through CPP, contain 627,850 tons of historical “mineable” and “potential” uranium and vanadium resources at grades of 0.21% eU3O8 (2,636,620 lbs.) and 1.268% V2O5 (15,921,780 lbs.).

While deemed reliable by Energy Fuels’ geologists, the 1994 Umetco (Union Carbide) report is not in compliance with NI 43-101, and the historical resource estimates should not be relied upon. In the opinion of Energy Fuels’ geologists, Umetco’s “mineable” category generally corresponds to the “measured and indicated” classification under NI 43-101, and the “potential” category generally corresponds to the “inferred” classification under NI 43-101. Umetco’s resource estimate is not supported by current technical reports, and a qualified person has not done the work necessary to verify the estimates under NI 43-101. Energy Fuels intends to undertake the work necessary over the next 18 months to establish a current mineral resource report on the property in compliance with NI 43-101.

According to Stephen P. Antony, President and CEO of Energy Fuels, “The Skidmore Lease represents a major acquisition for Energy Fuels. The parcel has seen production in the recent past, and there are still considerable uranium and vanadium resources remaining on the property. Combining all of the Company’s recent resource acquisitions in the Sage Plain Project Area, the Energy Fuels team is optimistic that we can obtain a permit for a third mine to complete the mill feed requirement for the 500 ton per day Piñon Ridge Mill.”

The Skidmore property is accessible through historic developed mine workings on Energy Fuels’ Calliham property acquired earlier this year. Engineering studies and drilling are currently underway to assess, rehabilitate, and develop the resources in this district.

This third mine will be located within about 70 highway miles of Energy Fuels’ Piñon Ridge Mill. The mill received a Final Radioactive Materials License from the State of Colorado on March 7, 2011.

Stephen P. Antony is a Qualified Person as defined by National Instrument 43-101 and has reviewed and approved the content of this press release.

About Energy Fuels: Energy Fuels Inc. is a uranium and vanadium mineral development company. With more than 45,000 acres of highly prospective uranium and vanadium property located in the states of Colorado, Utah, Arizona, Wyoming, and New Mexico, and exploration properties in Saskatchewan’s Athabasca Basin totaling approximately 32,000 additional acres, the Company has a full pipeline of additional development prospects. Energy Fuels, through its wholly-owned Colorado subsidiary, Energy Fuels Resources Corporation and its British Columbia subsidiary, Magnum Uranium Corp., has assembled this property portfolio along with a first class management team, including highly skilled technical mining and milling professionals based in Lakewood and Naturita, Colorado and Kanab, Utah.

This news release contains certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended and “Forward Looking Information” within the meaning of applicable Canadian securities legislation. All statements, other than statements of historical fact, included herein are forward-looking statements and forward-looking information that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time-to-time with the British Columbia, Alberta and Ontario Securities Commissions.

FOR FURTHER INFORMATION PLEASE CONTACT:

Energy Fuels Inc.

Gary Steele	Curtis Moore
Investor Relations	Corporate Communications
(303) 974-2140	(303) 974-2140
Toll free: 1-888-864-2125	Toll free: 1-888-864-2125
Email: investorinfo@energyfuels.com
Website: www.energyfuels.com